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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12B-25

                                                 Commission File Number 0-26568

                          NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [ X ] Form 10-Q
[    ] Form N-SAR
For Period Ended:          June 30, 1997
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[   ] Transition Report on Form 10-K    [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F    [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K

For the Transition Period Ended: Not Applicable
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         Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
                                                        -----------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant: USA Detergents, Inc.
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Former name if applicable: Not Applicable
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Address of principal executive office   (Street and number): 1735 Jersey Avenue
                                                             ------------------

City, State and Zip Code: North Brunswick, New Jersey 08902
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                        PART II. RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ] (c) The accountant's statement or other exhibit required by Rule
          12b-25(c) has been attached if applicable.





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                              PART III. NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 11-K, 20F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As the Company disclosed on August 11, 1997, it has discovered a number of errors in its 1996 financial statements that will require these statements to be restated to reflect adjustments from amounts previously reported. The Company is in the process of conducting a review of certain additional items which may further negatively impact 1996 results of operations. The Company will be unable to report its 1997 second quarter results until this review is completed.

         For the reasons set forth above, the Company's inability to file timely its quarterly report on Form 10-Q for the fiscal quarter ended June 30, 1997 could not be eliminated by the Company without unreasonable effort or expense. The Company intends to file the subject quarterly report on Form 10-Q no later than the fifth calendar day after the due date of the report.


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                           PART IV. OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification


         Frederick J. Horowitz                                   (908) 828-1800
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                  (Name)                    (Area code)       (Telephone number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                                        [  X  ] Yes  [    ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [  X  ] Yes  [    ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As explained in Part III -- Narrative above, the Company is unable to report its results of operations for the quarter ended June 30, 1997 until its currently in-process review is completed. These results for the second quarter of 1997 will be materially worse than the results of operations reported for the quarter ended June 30, 1996. As the Company disclosed in a press release on August 11, 1997, errors discovered in the Company's 1996 financial statements require those statements to be restated to reflect adjustments which will negatively impact its 1996 results of operations in the amount of approximately $1.3 million (net of tax) from amounts previously reported. The Company is in the process of conducting a review of certain additional items which may further negatively impact 1996 results of operations.


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                              USA DETERGENTS, INC.
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                  (Name of registrant as specified in charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: August 14, 1997                    By: /s/ Frederick J. Horowitz
                                            -----------------------------------
                                            Name: Frederick J. Horowitz
                                            Title: Chief Administrative Officer




                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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